SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2011

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                    Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2012

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

Chicago, Illinois

FINANCIAL STATEMENTS

December 31, 2011 and 2010

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value (Notes 2, 3, 4 and 5)	$28,093,395	$30,497,937

Receivables:
Employer contributions	449,931	166,106
Employee contributions	20,499	26,971
Notes receivable from participants	2,105,518	2,053,611
Total receivables	2,575,948	2,246,688

NET ASSETS AVAILABLE FOR BENEFITS	$30,669,343	$32,744,625

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to net assets attributed to:
Interest and dividend income	$972,572

Contributions:
Employer	449,931
Employee	1,114,161
Total contributions	1,564,092

Total additions	2,536,664

Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,135,524
Benefits paid to participants	2,398,020
Administrative expenses	22,524
Total deductions	4,556,068

Decrease before transfers	(2,019,404)

Plan transfer (Note 1)	(55,878)

Net decrease	(2,075,282)

Net assets available for benefits - beginning of year	32,744,625

Net assets available for benefits - end of year	$30,669,343

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer.  Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50% or greater than 15% for those designated as highly compensated. Employee contributions were matched by the employer until March 16, 2010 when the matching was discontinued.  Annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested and is nonforfeitable.

Notes Receivable from Participants:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment cannot exceed five years, unless the loan is used for the purchase of a home, in which case cannot exceed 15 years.  The interest paid is transferred to the investment fund(s) from which the loan principal originated. A participant may have no more than two loans outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution.  If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.  As of December 31, 2011, the forfeiture account totaled $19,605.  In 2011, $49,500 of forfeited employer matching contributions was applied to offset employer contributions receivable.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Administrative Expenses:  Investment management, custodial, and recordkeeping expenses of the Plan are paid from the assets of the Plan.  Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

Plan Transfers:  Participant account balances are transferred between the Plan and the Williams Furnace Co. Employees Profit Sharing Retirement Plan when an applicable change in their employment position occurs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting including dividend and interest income.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments at fair value (Note 4).  Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Appreciation/Depreciation in Fair Value of Investments:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits:  Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to any or all of 21 investment options which consist of 19 mutual funds, a guaranteed interest account, and a CMC stock fund (which invests in Continental Materials Corporation stock).  Participants may change their investment elections at any time.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements), considers quoted prices for similar assets and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock are stated at the quoted market price on the last business day of the year as reflected on national securities exchanges (Level 1 inputs).

The Guaranteed Interest Account is a fully benefit-responsive, general account group annuity contract.  It seeks to provide competitive yield and limited volatility with a guarantee of principal, accumulated interest and annuity purchase rates.  This account is backed by the general account of New York Life Insurance Company (NYLIC).  Contributions made are invested in a broadly diversified fixed income portfolio within the general account.  The fair values have been determined to approximate contract values (level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions prior to contract termination at contract value, frequent resetting of contractual interest rates based upon market conditions, no liquidity restrictions and no defined maturities.  In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - INVESTMENTS (Continued)

Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts can direct the withdrawal or transfer of all or a portion of their investment at contract value. Management has determined that the estimated fair value of the Plan’s investment in this fully benefits-responsive investment contract as of December 31, 2011 and 2010 approximated contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

Investments measured at fair value on a recurring basis are summarized below.

	Fair Value Measurement at December 31, 2011
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stocks	$806,068	$—	$—	$806,068
Guaranteed interest account	—	—	8,059,944	8,059,944
Mutual funds
Money market	21,141	—	—	21,141
Fixed income	4,819,798	—	—	4,819,798
Domestic equity	11,611,067	—	—	11,611,067
International equity	2,775,377	—	—	2,775,377

	$20,033,451	$—	$8,059,944	$28,093,395

	Fair Value Measurement at December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total

Common stocks	$1,528,673	$—	$—	$1,528,673
Guaranteed interest account	—	—	7,830,547	7,830,547
Mutual funds
Money market	55,821	—	—	55,821
Fixed income	5,114,901	—	—	5,114,901
Domestic equity	12,161,109	—	—	12,161,109
International equity	3,806,886	—	—	3,806,886

	$22,667,390	$—	$7,830,547	$30,497,937

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - INVESTMENTS (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2011, including the reporting classifications for the applicable gains and losses included in the 2011 statement of changes in net assets available for benefits.

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Guaranteed Interest Account

Balance, January 1, 2011	$7,830,547
Total gains or losses included in change in net assets available for benefits:
Interest income	187,554
Purchases	2,798,143
Sales	(2,756,300)

Balance, December 31, 2011	$8,059,944

The fair value of investments held at December 31, 2011 and 2010, which represent 5% or more of total net assets available for benefits, are as follows:

	2011	2010

New York Life Insurance Co. Guaranteed Interest Account	$8,059,944	$7,830,547
PIMCO Total Return Fund	4,819,798	5,114,901
MainStay S&P 500 Index Fund	2,936,594	3,007,176
Franklin Small Mid-Cap Growth Fund	**	2,642,657
Janus Twenty Fund	*	1,727,179
Templeton Foreign Fund	1,698,542	2,150,606
MainStay MAP Fund I	1,685,615	1,658,361
Templeton Developing Markets Trust Fund	**	1,656,280
Ivy Mid Cap Growth Fund	2,553,664	*

*                 Does not meet 5% threshold.

**          This investment is no longer an investment option for 2011.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,135,524 as follows:

Mutual funds	$1,427,809
Company stock	707,715

$2,135,524

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 - GUARANTEED INTEREST ACCOUNT

In December 2010, the Plan entered into a fully benefit-responsive investment contract with NYLIC.  NYLIC maintains the contributions in its general account.  The Plan’s contract investment balance is credited with earnings based upon contractually determined interest rates, dividends (if any) and charged for plan withdrawals and administrative expenses.  NYLIC establishes an effective interest rate semiannually.  In no event will such effective annual interest rate, minus the deductions for expenses, be less than the minimum interest rate as defined by the contract.  Management has determined that the estimated fair value of the Plan’s investment in this fully benefit-responsive investment contract as of December 31, 2011 and 2010 approximated contract value.  Accordingly, the 2011 and 2010 statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan’s guaranteed interest contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  These conditions are defined in Section 1.5 (Payments to the contract holders) and Section 1.6 (Transfer to Other Funding Media) of the contract and includes events initiated by the Plan Sponsor including, but not limited to, total or partial plan termination, mergers, spinoffs, layoffs, early retirement incentive programs, sales or closing of all or part of the Plan Sponsor’s operations or bankruptcy.

The contract specifies the circumstances under which the issuer may terminate the contract with a written notice to the contract holder 30 days prior to the intended termination date.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 1%.  The interest rate is reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rate could include the following: the level of market interest rate; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the statement of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contract.”  The average yields for 2011 and 2010 were as follows:

	2011	2010
Average yields:
Based on annualized earnings (1)	2.45%	3.25%
Based on interest rate credited to participants (2)	2.52%	3.25%

(1)         Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investment on the same date.

(2)         Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investment on the same date.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 6 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the Trustee of the Plan.

NOTE 7 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated July 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  These investments are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by New York Life Investment Management (“NYLIM”) or NYLIC.  As NYLIC is the trustee of the Plan and NYLIM and NYLIC are affiliated, these transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the Plan held 67,397 and 68,397 shares of common stock of Continental Materials Corporation valued at $806,068 and $1,528,673, respectively.  As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, notes receivable from participants also reflect party-in-interest transactions.  Administrative fees paid to an affiliate of the Trustee totaled $22,524 for the year ended December 31, 2011.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements are higher than the Form 5500 at December 31, 2011 and 2010 by $474,246 and $196,892, respectively.  The difference at December 31, 2011 and 2010 relates mainly to contributions receivable.  The net decrease before transfers in net assets available per the financial statements is less than the net loss per the Form 5500 for the year ended December 31, 2011 by $277,354, which relates mainly to the increase in contributions receivable from 2010 to 2011.

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2011

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

Check here if Late	Total that Constitute Nonexempt Prohibited Transactions				Total Fully
Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
X	—	$4,467	(1)	—

(1)  $4,467 relates to delinquent participant contributions during 2010 which were fully corrected during 2011 by the Company.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i —SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2011

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	New York Life Insurance Co.	Guaranteed Interest Account	#	$8,059,944
		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	2,936,594
		MainStay ICAP Equity Fund I	#	1,389,266
		MainStay Map Fund I	#	1,685,615
		MainStay Cash Reserves Fund	#	21,141
	PIMCO	Total Return Fund	#	4,819,798
	Ivy	Mid-Cap Growth Fund	#	2,553,664
	Janus	Twenty Fund	#	1,485,734
	Lazard	Emerging Markets Fund	#	1,076,835
	Templeton	Foreign Fund	#	1,698,542
	Wells Fargo	Small Cap Value Fund	#	1,140,138
	JP Morgan	SmartRetirement Income Select	#	55,647
		SmartRetirement 2015 Select	#	64,782
		SmartRetirement 2020 Select	#	34,883
		SmartRetirement 2025 Select	#	17,804
		SmartRetirement 2030 Select	#	114,186
		SmartRetirement 2035 Select	#	49,494
		SmartRetirement 2040 Select	#	16,791
		SmartRetirement 2045 Select	#	39,342
		SmartRetirement 2050 Select	#	27,127

		Other Investments
*	Continental Materials Corp	Common Stock	#	806,068

*	Plan participants	Notes receivable, interest rates at 4.25% to 9.25% with ranging maturities until June 2025	#	2,105,518

				$30,198,913

*     Indicates a permitted party-in-interest

#     Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 25, 2012	/s/ Joseph J. Sum
	By:	Joseph J. Sum
	Title:	Vice President and Chief Financial Officer